Via Facsimile and U.S. Mail
Mail Stop 6010

November 19, 2007

Steven B. Engle
President and Chief Executive Officer
XOMA Ltd.
2910 Seventh Street
Berkeley, CA 94710

Re: XOMA Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 8, 2007
Form 10-Q for the Quarterly Period Ended September 30, 2007
Filed November 8, 2007
File Number: 000-14710

Dear Mr. Engle:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosures. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2006

Current Agreements, page 7

1.   The agreements with the following companies do not appear to be filed as exhibits: Lexicon, NIAID, Taligen, AVEO, Attenuon, and Triton. Please provide us with an analysis supporting your determination that you are not substantially dependent on each of these agreements.

Liquidity and Capital Resources, page 46

2.   Please revise your note to the table of contractual obligations to include the aggregate amount of potential milestone payments along with a description of the events that would trigger these payments. Also explain to us why you do not include a discussion of these potential obligations in your financial statements.

Item 9A. Controls and Procedures, page 53

3.   Your CEO and CFO concluded that the "disclosure controls and procedures are effective in timely alerting them" to information that is required to be disclosed. Your interim Forms 10-Q contain similar language. This conclusion does not appear to satisfy Item 307 of Regulation S-K and Rule 13a-15(e) under the Exchange Act. Rule 13a-15(e) states that disclosure controls and procedures should ensure that information required to be disclosed "is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms." Please confirm that the disclosure controls and procedures ensure that information required to be disclosed is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and procedures. If you are unable to confirm this statement,

- Please provide further explanation including a description of any weaknesses that prevented the CEO and CFO from concluding that the disclosure controls and procedures were effective; and
- Amend the Form 10-K to describe the weaknesses.

Notes to Consolidated Financial Statements, page F-7

1. Business and Summary of Significant Accounting Policies, page F-7

Critical Accounting Policies, page F-7

Contract Revenue, page F-8

4.   Please explain to us why it is appropriate to recognize a "cumulative impact" instead of the change on a prospective basis related to this change in estimate. Refer to paragraph 19 of SFAS 154.

3. Collaborative and Licensing Agreements, page F-17

Schering Plough, page F-19

5.   Please explain to us why you believe that it was appropriate to recognize the
        maintenance fees in this agreement as well as the Takeda agreement "when they
        are due." Include a discussion of the nature, extent and timing of your obligations
        under the agreements associated with these fees. Refer to the specific paragraphs
        within the applicable authoritative literature upon which you relied in determining
        this treatment.

10. Subsequent Events, page F-30

6.   Please clarify whether you have any remaining manufacturing obligations under
        your agreement with Novartis. If so, please explain to us why it is appropriate to
        recognize the entire $4.3 million in the first quarter of 2007.

Form 10-Q for the quarterly period ended September 30, 2007

3. Collaborative And Other Arrangements, page 10

Other, page 10

7.   We note the disclosure regarding an August 13, 2007 restated and amended
        license agreement with an existing technology partner. Please provide an analysis
        supporting your determination that it was not necessary to file a Form 8-K
        disclosing the amended agreement or file the agreement as an exhibit.

* * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filings include all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Greg Belliston, Staff Attorney, at (202) 551-3861 and Suzanne Hayes, Legal Branch Chief, at (202) 551-3675 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant